P.E. 1/1/02

02011407

REC'D S.E.C.
JAN 2 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
JAN 2 9 2002
THOMSON
FINANCIAL

For the month of January 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated January 16, 2002, announcing Pechiney's consensus forecasts for 2001.

PADOCS01/143463.2

PECHINEY

Consensus forecasts for Pechiney's results

Paris, January 16. 2002 - A survey by Pechiney of 20 analysts following the stock has resulted in the following consensus forecasts ahead of the company's Q4-01 and full year 2001 results on January 31. 2002.

€m	Q4 - 01			Q4 - 00	FY - 01			2000
	Low	Average	High	Hist.	Low	Average	High	Hist.
Earnings from Operations	71	**87**	100	176	516	**532**	545	658
Reported Net Income	2	**24**	45	124	227	**249**	270	314
Adjusted Net Income Per share	0.02	**0.35**	0.62	1.46	3.10	**3.43**	3.70	4.73

Adjusted Net Income per share is defined as Reported Net Income per share excluding Restructuring charges, Long-lived assets write-downs and Other (expense) income, all taken after tax.

Firms contributing to the consensus were ABN Amro, BB&T, BNP-Paribas, CAI Cheuvreux, CDC, CIC Securities, Commerzbank, Detroyat Associés, Deutsche Bank, Dexia Securities, HSBC Securities, ING Barings Ferri, Merrill Lynch, Morgan Stanley, Natexis, Nesbit Burns, Oddo Pinatton, Prudential Securities, RBC Capital Markets and SG Securities.

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of approximately 10.7 billion euros in 2000 with 31,300 employees.

Pechiney
7, place du Chancelier Adenauer
75116 Paris

Internet: http://www.pechiney.com

Main contacts at Pechiney's Investor Relations Department:

Charles L. Ranunkel +33 1 5628 2507
Catherine Paupelin +33 1 5628 2508
Jérôme Gaudry +33 1 5628 2523
Fax +33 1 5628 3338

e-mail: Pechiney-IR-Team@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2002

PECHINEY

By: /s/ OLIVIER MALLET
Name: Olivier MALLET
Title: Chief Financial Officer